Filed Pursuant to Rule 424(b)(3)

Registration No. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 17 DATED JUNE 8, 2012

TO THE PROSPECTUS DATED JULY 15, 2011

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated July 15, 2011, Supplement No. 14 dated April 27, 2012, Supplement no. 15 dated May 16, 2012 and Supplement No. 16 dated May 18, 2012. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our offering;

•	our foreclosure on a promissory note secured by a mortgage on a multifamily property in Dayton, Ohio; and

•	our entry into an agreement to purchase a multifamily community.

Status of the Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. As of June 7, 2012, we had accepted aggregate gross offering proceeds of $114.1 million related to the sale of 11.5 million shares of stock, including shares sold pursuant to our distribution reinvestment plan. As of June 7, 2012, approximately 63.6 million shares of our common stock remain available for sale in our primary offering, and approximately 7.4 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

The Cannery Lofts

On May 13, 2011, we, through a wholly owned subsidiary, purchased, at a discount, a non-performing promissory note (the “Note”) secured by a first priority mortgage on a multifamily rental apartment community known as the Cannery Lofts (“Cannery”). The contract purchase price for the Note was $7.1 million, excluding closing costs, and was funded with proceeds from this offering.

At the time of our acquisition of the Note, the borrower was in default. Upon acquisition of the Note, we contacted the borrower but were unsuccessful in any attempt to restructure the loan or negotiate a discounted payoff of the Note and therefore, we scheduled a foreclosure sale of the collateral, a 156-unit apartment community located in Dayton, Ohio. On June 6, 2012, we were the successful bidder at the foreclosure sale of the property and the title to Cannery was transferred to us.

Cannery was constructed as an industrial building in 1838 and subsequently renovated and converted into an apartment community. The most recent renovation was completed in 2001. Cannery is comprised of one five-story and one six-story building which together encompass approximately 160,000 rentable square feet of apartment rental space and approximately 40,000 rentable square feet of retail space. Cannery offers tenants amenities including a fitness center, clubroom, roof deck, parking and elevators. Cannery is located at the northern end of Dayton’s “Oregon District,” a neighborhood in downtown Dayton that has numerous restaurant and entertainment venues. Cannery is also situated within five miles of most of Dayton’s major employers, including Wright Patterson Air Force Base, the University of Dayton and Miami Valley Hospital.

Probable Real Estate Investment

On June 6, 2012, we, through our operating partnership, entered into an agreement to purchase all of the limited liability company interests of a Delaware limited liability company that owns a multifamily community located in the Midwestern United States (the “Property”), from an unaffiliated seller, Prudential Mortgage Capital Funding, LLC, a Delaware limited liability company. The Property is a multifamily community with over 900 units located on an approximately 110-acre site with amenities, including but not limited to, swimming pools, tennis courts, a clubhouse, a fitness center, laundry rooms, a playground and carports.

On June 8, 2012, we made an earnest money deposit of $1.0 million. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $1.0 million of earnest money. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Property only after satisfaction of agreed upon closing conditions. The purchase price of the Property is approximately $41.25 million plus closing costs. We intend to fund the purchase of the Property with proceeds from this offering and proceeds from our existing line of credit.

The Property encompasses approximately 1.1 million rentable square feet. The Property was constructed in six phases from 1966 to 1978 and is currently 78% leased. The current aggregate annual effective base rent for the tenants of the Property is approximately $6.4 million. The average occupancy rate for the Property during 2011 was 78%. The average effective monthly rental rate per unit for the Property during 2011 was $864. We calculate average effective monthly rental rate per unit as the monthly contractual base rental income, net of free rent, divided by the average units leased. The previous owner of the Property was unable to provide information relating to the average occupancy rate and the average effective monthly rental rate per unit for the Property from 2007 through 2010.

We believe that the Property is suitable for its intended purpose and adequately insured; however, we intend to make renovations to the Property. We intend to bring 100% of the units back to leasable condition as well as attend to deferred maintenance on the exterior and in common areas. Additional renovations include, painting, remodeling the clubhouse/leasing center and updating the swimming pools, fitness center and interior hallways.

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